UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT
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L BRANDS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	1-8344	31-1029810
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Three Limited Parkway Columbus, Ohio 43230
(Address of principal executive offices) (Zip Code)

Lowell (Chip) Howard (614) 415-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

L Brands, Inc. (the “Company”) operates in the highly competitive specialty retail business. Founded in 1963 in Columbus, Ohio, the Company has evolved from an apparel-based specialty retailer to a segment leader focused on women’s intimate and other apparel, personal care, beauty and home fragrance products. The Company sells its merchandise through Company-owned specialty retail stores in the United States, Canada, the United Kingdom, Ireland and Greater China (China and Hong Kong); through websites; and through international franchise, license and wholesale partners. The Company currently operates the following retail brands:

•	Victoria’s Secret

•	PINK

•	Bath & Body Works

The Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) to implement reporting and disclosure requirements related to conflict minerals (as defined in the Rule) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After performing the steps required by the Rule, L Brands has concluded in good faith that during the year ended December 31, 2019, it contracted to manufacture products which contained conflict minerals that were necessary to the functionality or production of such products.

Accordingly, the Company has filed this Form SD and the attached Conflict Minerals Report for the calendar year ended December 31, 2019. The Company’s Form SD and Conflict Minerals Report for the calendar year ended December 31, 2019 are available on the Company’s website at http://investors.lb.com. The information contained on L Brands’ website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the SEC.

Item 1.02	EXHIBITS
The Company’s Conflict Minerals Report for the calendar year ended December 31, 2019 is filed herewith as Exhibit 1.01.

Section 2 - EXHIBITS

Item 2.01	EXHIBITS
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc.
(Registrant)

Date:	May 29, 2020	By:	/s/ LOWELL (CHIP) HOWARD
			Name:	Lowell (Chip) Howard
			Title:	Deputy General Counsel